FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 22, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro - Companhia Brasileira de
Propriedades Agrícolas

March 31, 2015
with Independent Auditor’s Review Report

Quarterly Information March 31, 2015

Contents

Independent Auditor's Review Report on the Quarterly Information	1
Message from Management	3

Quarterly Information reviewed

Balance sheets	4
Income statement	6
Statements of comprehensive income	7
Statements of changes in equity	8
Statements of cash flows	10
Statements of value added	11
Notes to quarterly information	12

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information in accordance with Brazilian and international standards on review engagements and specific standards established by the Brazilian Securities Commission (CVM)

Independent auditor's review report on quarterly information

To the Shareholders, Board Members and Management

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

São Paulo - SP

Introduction

We have reviewed the accompanying interim individual and consolidated financial statements of Brasilagro - Companhia Brasileira de Propriedades Agrícolas (“Company”), contained in the Quarterly Information Form (“ITR”), for the quarter ended March 31, 2015, which comprise the balance sheet at March 31, 2015 and the related statements of operations and of comprehensive income (loss) for the three and nine-month periods then ended, and, statements of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

Company’s Management is responsible for the preparation of the interim individual and consolidated financial statements in accordance with Accounting Pronouncement CPC 21 (R1) – Demonstração Intermediária (“CPC 21”) and International Accounting Standard IAS 34 – Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 -Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim individual and consolidated financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial statements, included in the ITR referred to above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of ITR, and presented consistently with the rules issued by CVM.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (“DVA”) for the nine -month period ended March 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the rules issued by CVM, applicable to the preparation of ITR, and is considered as supplementary information under IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall interim individual and consolidated financial statements.

São Paulo, May 05, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP-015199/O-6

Marcos Alexandre S. Pupo	Bruno Mattar Galvão

Accountant CRC-1SP221749/O-0	Accountant CRC-1SP-267770/O-6

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Message from Management

We closed 9M15 with Net Revenue of R$ 113.5 million, Net Income of R$ 18.9 million and Adjusted EBITDA of R$ 8.4 million, reflecting in addition to 6Q15 the sale of 22,000 thousand tons of soybean. The majority of the volume produced during the 2014/2015 harvest will be sold next quarter.

In terms of operating activities, we began the harvesting of the 2014/2015 soybean and corn crops and until the preparation of this release, we had harvested 83% of soybean and 35% of corn.

After the end of planting in Paraguay and the planting of 2nd crop corn in Brazil, total planted area increased by 1,057 hectares compared to the area disclosed in the previous release, totaling 79,061 hectares of planted area in the 2014/2015 harvest year.

Still in terms of operating activities, we began operations in the silo in Bahia and already processed 17 thousand tons of grains until now.

In relation to property development, we began the transformation process in approximately 10 thousand hectares in Brazil and Paraguay.

The Company’s result reflects the good yield in the harvest, in addition to the optimization of direct costs, lower administrative costs and the efficient management of the sales area, which allowed us to capture CBOT soybean prices substantially above market prices and an exchange rate close to the current figure. This confirms our plans to improve results and our value generation capacity.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance Sheet
March 31, 2015
(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Assets	Note	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Current assets
Cash and cash equivalents	6.1	4,930	39,475	34,667	86,745
Marketable securities	6.2	12,181	28,842	2,775	21,532
Trade accounts receivable	8	23,559	26,953	62,087	65,010
Inventories	10	14,612	33,645	21,110	40,210
Biological assets	11	56,107	1,421	68,797	1,421
Recoverable taxes	9	3,307	3,494	3,534	3,749
Derivative financial instruments	7	11,366	1,652	17,379	18,255
Transactions with related
Parties	34	2,780	19,169	857	723
Other assets		494	523	443	442
		129,336	155,174	211,649	238,087
Noncurrent assets
Biological assets	11	29,149	31,202	29,149	31,202
Restricted marketable
Securities	12	2,209	2,037	13,813	13,782
Recoverable taxes	9	25,057	25,904	29,285	29,849
Deferred taxes	22	21,637	27,491	39,648	43,554
Derivative financial instruments	7	-	-	-	63
Trade accounts receivable	8	449	566	29,176	37,453
Investment properties	13	103,545	85,981	350,969	334,803
Transactions with related parties	34	39,053	26,068	39,053	26,068
Other assets		5,907	4,644	5,907	4,644
Investments in unquoted equity
instruments	14	393,625	371,114	103,046	50,369
Property, plant and
Equipment	16	11,380	12,754	12,044	13,542
Intangible assets	15	3,772	4,966	3,772	4,966
		635,783	592,727	655,862	590,295

Total assets		765,119	747,901	867,511	828,382

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets
March 31, 2015
(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Liabilities and equity
	Note	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Current liabilities
Trade accounts payable	18	7,647	6,107	9,310	8,158
Loans and financing	19	42,751	42,676	66,356	62,253
Labor obligations		5,583	8,468	5,828	8,730
Taxes payable	20	846	272	6,987	6,501
Dividends payable		25	25	25	25
Derivatives financial instruments	7	9,094	204	20,579	204
Payables for purchase of farms	17	19,374	18,760	47,572	44,820
Transactions with related parties	34	18,345	46,933	465	33,237
Onerous contracts		-	579	-	579
Advances from customers		17	14,343	1,760	15,038
		103,682	138,367	158,882	179,545
Noncurrent liabilities
Loans and financing	19	23,261	22,148	67,569	57,909
Taxes payable	20	-	-	1,933	2,482
Provision for legal claims	32	4,060	3,480	4,181	3,573
Other liabilities		-	-	830	967
		27,321	25,628	74,513	64,931
Total liabilities
		131,003	163,995	233,395	244,476
Equity
Attributed to controlling shareholders
Capital	23	584,224	584,224	584,224	584,224
Capital reserve		2,349	4,201	2,349	4,201
Treasury shares	23	-	(1,934)	-	(1,934)
Other reserves		39,649	8,403	39,649	8,403
Accumulated losses (profit)		7,894	(10,988)	7,894	(10,988)

Total equity		634,116	583,906	634,116	583,906

Total liabilities and equity		765,119	747,901	867,511	828,382

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Income statement
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

		Company		Consolidated
		07/01/2014 to	07/01/2013 to	07/01/2014 to	07/01/2013 to
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Net revenue	25	86,856	65,104	93,250	70,994
Gain on sale of farm	8	-	-	441	-
Changes in fair value of biological
assets and agricultural products	11	19,156	11,048	21,542	9,621
(Impariment) Reversal of net realizable value of
agricultural products after harvest.		(1,554)	(999)	(1,779)	(1,002)
Cost of sales	26	(85,764)	(67,422)	(90,886)	(72,259)
Gross profit (loss)		18,694	7,731	22,568	7,354
Selling expenses	26	(786)	(2,184)	(682)	(4,835)
General and administrative expenses	26	(17,965)	(19,722)	(19,053)	(20,663)
Other operating income (expenses), net	28	(1,816)	1,697	(3,732)	1,152
Equity pickup	14.a	9,098	4,064	(4,472)	1,850
Operating income (loss)		7,225	(8,414)	(5,371)	(15,142)
Operating income (loss)
Financial income	29	53,367	23,266	91,191	31,513
Financial expenses	29	(35,856)	(25,646)	(61,424)	(29,025)
Profit (loss) before income and social
contribution taxes		24,736	(10,794)	24,396	(12,654)
Income and social contribution taxes	30	(5,854)	3,985	(5,514)	5,845
Net income (loss) for the period		18,882	(6,809)	18,882	(6,809)

Basic earnings (loss) per share – reais	31			0.32	(0.12)
Diluted earnings (loss) per share – reais	31			0.32	(0.12)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Income statement
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

		Company		Consolidated
		01/01/2015 to	01/01/2014 to	01/01/2015 to	01/01/2014 to
	Note	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Net revenue	25	19,043	25,641	21,288	28,166
Gain on sale of farm	8d	-	-	441	-
Changes in fair value of biological
assets and agricultural products	11	15,295	15,151	11,897	8,987
(Impariment) Reversal of net realizable value of
agricultural products after harvest.		-	(987)	(1)	(987)
Cost of sales	26	(18,387)	(27,039)	(20,483)	(29,188)
Gross profit		15,951	12,766	13,142	6,978
Selling expenses	26	(485)	(1,432)	(311)	(1,669)
General and administrative expenses	26	(5,628)	(6,491)	(5,641)	(6,636)
Other operating income (expenses), net		2,077	(3)	1,848	(295)
Equity pickup	14.a	5,036	774	(2,390)	1,850
Operating income		16,951	5,614	6,648	228
Operating income (loss)
Financial income	29	23,300	7,341	40,548	10,505
Financial expenses	29	(18,208)	(16,575)	(26,788)	(16,820)
Profit (loss) before income and social
contribution taxes		22,043	(3,620)	20,408	(6,087)
Income and social contribution taxes	30	(5,923)	1,259	(4,288)	3,726
Net income (loss) for the period		16,120	(2,361)	16,120	(2,361)

Basic earnings (loss) per share – reais	31			0.28	(0.04)
Diluted earnings (loss) per share – reais	31			0.28	(0.04)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Changes in Equity
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	07/01/2014 to	07/01/2013 to	07/01/2014 to	07/01/2013 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Net income (loss) for the year	18,882	(6,809)	18,882	(6,809)

Comprehensive income (loss) to be reclassified to
income for the year in subsequent periods:
Currency translation adjustment from investiment in
joint venture	31,246	(640)	31,246	(640)

Total comprehensive income (loss) fo the period	50,128	(7,449)	50,128	(7,449)

	Company		Consolidated
	01/01/2015 to	01/01/2014 to	01/01/2015 to	01/01/2014 to
	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Net income (loss) for the year	16,120	(2,361)	16,120	(2,361)

Comprehensive income (loss) to be reclassified to income for the year in subsequent periods:
Currency translation adjustment from investiment in joint
venture	18,077	(640)	18,077	(640)

Total comprehensive income (loss) fo the period	34,197	(3,001)	34,197	(3,001)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Changes in Equity
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

		Attributable to controlling shareholders
	Note	Capital	Capital Reserve	Treasury stock	Equity pick up	Retained earnings (accumulated losses)	Total Equity
At June 30, 2014		584,224	4,201	(1,934)	8,403	(10,988)	583,906

Net income for the period		-	-	-	-	18,882	18,882
Share-based payment	27	-	82	-	-	-	82
Treasury shares acquired	23.e	-	(1,934)	1,934	-	-	-
Effect on the conversion of investment
in joint venture	23.d	-	-	-	31,246	-	31,246

At March 31, 2015		584,224	2,349	-	39,649	7,894	634,116

		Attributable to controlling shareholders
			Capital
			reserve		Income reserve
	Note	Capital		Treasury stock	Gain on bargain acquisition - Cresca	Legal reserve	Reserve for investment and expansion	Proposed dividends	Equity pick up	Accumulated losses	Total Equity
At June 30,
2013		584,224	3,385	-	-	413	1,961	3,922	(6,920)	-	586,985
Loss for the
year			-	-	-	-	-	-	-	(6,809)	(6,809)

Share-based	27
payment			571	-	-	-	-	-	-	-	571
Cancellation of
shares in	23
treasury			-	(1,934)	-	-	-	-	-	-	(1,934)
Dividends	23.e		-	-	-	-	-	(3,922)	-	-	(3,922)
Effect on the
conversion of
investment in
joint venture			-	-	-	-	-	-	(640)	-	(640)
Gain on bargain
acquisition-
Cresca			-	-	7,519	-	-	-		-	7,519
At March 31,
2014		584,224	3,956	(1,934)	7,519	413	1,961	-	(7,560)	(6,809)	581,770

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flow
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	March 31, 2015	Company March 31, 2014	March 31, 2015	Consolidated March 31, 2014
Net income (loss) for the period		18,882	(6,809)	18,882	(6,809)
Adjustment to reconcile net income (loss)
Depreciation and amortization	26	11,472	10,656	12,006	11,650
Gain from sale of farm		-	-	(441)	-
Grant of stock options	27	82	571	82	571
Net book value of property, plant and equipment
disposed of	15 e 16	1,459	816	1,543	829
Write–off of capitalized cost in investment properties	13	526		526	1,737
Equity pick-up	14	(9,098)	(4,064)	4,472	(1,850)
Unrealized gain (loss) on derivatives	29	(5,157)	2,553	(5,157)	2,553
Foreign exchange, monetary variation and financial
charges	29	(11,171)	(146)	(5,087)	750
Adjustment to present value of receivables from sale of
farms and machinery	29	(1,110)	(27)	(16,198)	(5,791)
Deferred income and social contribution taxes	30	5,854	(3,985)	3,906	(7,115)
(Gains) losses arising from changes in fair value of
biological assets and agricultural products	11	(19,156)	(11,048)	(21,542)	(9,621)
Impairment (reversal of impairment) of net realizable
value of agricultural products after harvest		1,554	999	1,779	1,002
Allowance for doubtful accounts		40	204	256	233
Onerus contracts		(579)	-	(579)	-
Provision for legal claims	32	580	(1,205)	608	(1,201)
		(5,822)	(11,485)	(4,944)	(13,062)
Changes in working capital
Trade accounts receivable		3,506	56,538	8,362	68,066
Inventories		17,479	(4,131)	22,184	337
Biological assets		(35,838)	(33,782)	(47,914)	(51,500)
Taxes recoverable		1,801	(2,033)	1,583	(3,216)
Operations with derivatives		4,044	(576)	26,187	(1,744)
Prepaid expenses		-		-
Other receivables		(838)	(3,161)	(737)	(3,050)
Trade accounts payable		(106)	2,400	(358)	1,173
Related parties		(15,546)	17,960	(36,253)	(6,817)
Taxes payable		574	229	(248)	82
Income and social contribution taxes paid		-	-	165	(501)
Salaries, payroll charges		(2,885)	(4,006)	(2,902)	(4,076)
Advances from customers		(14,326)	(943)	(13,278)	(1,251)
Other liabilities		-		(137)	(80)
Net cash generated by (used in) operating activities		(47,957)	17,010	(48,290)	(15,639)
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment and intangible
assets	15 e 16	(1,242)	(1,692)	(1,306)	(1,929)
Additions to investment properties	13	(24,850)	(8,771)	(27,062)	(14,852)
Redemption of (investment in) marketable securities		24,123	2,316	25,390	4,806
Dividends received	14	27,084	18,000	-	-
Increase in investments and interest	14	(6,693)	(35,562)	(25,902)	(14,463)
Acquisition of joint venture Cresca	14	-	(8,592)	-	(8,592)
Cash received from sale of Farms		-	-	18,255	17,789
Net cash generated by (used in) investing activities		18,422	(34,301)	(10,625)	(17,241)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contribution	14	(2,557)	14,221	-	-
Payment for purchase of farms		-	-	-	(2,151)
Loans and financing raised	19	50,621	28,535	80,662	56,724
Interest paid on loans and financing	19	(4,639)	(1,581)	(7,642)	(1,917)
Payment of loans and financing	19	(48,435)	(27,514)	(66,183)	(43,461)
Treasury stock	23	-	(1,934)	-	(1,934)
Dividends paid	23	-	(5,883)	-	(5,883)
Acquisition of rights receivable from loans		-	(2,322)	-	-
Net cash generated by (used in) financing activities		(5,010)	3,522	6,837	1,378
Increase (decrease) in cash and cash equivalents		(34,545)	(13,769)	(52,078)	(31,502)
Cash and cash equivalents at beginning of period	6	39,475	28,756	86,745	75,694
Cash and cash equivalents at end of period	6	4,930	14,987	34,667	44,192
		(34,545)	(13,769)	(52,078)	(31,502)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value-added
Nine-month period ended March 31, 2015
(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Revenues
Gross operating revenue	25	91,485	68,275	99,530	74,679
Gain on sale of farm		-	-	441	-
(Gains) losses arising from changes in fair value of
biological assets and agricultural products	11	19,156	11,048	21,542	9,621
Impairment (reversal of impairment) of net
realizable value of agricultural products after
harvest

		(1,554)	(999)	(1,779)	(1,002)
Other revenues		(500)	454	(2,420)	(99)
Allowance for doubtful accounts	26	40	(360)	256	(512)
		108,627	78,418	117,570	81,705

Inputs acquired from third parties
Cost of sales		(75,289)	(57,585)	(79,877)	(61,429)
Materials, energy, outsourced services and other		(6,910)	(6,464)	(7,271)	(9,196)
		(82,199)	(64,049)	(87,148)	(69,643)

Gross value added		26,428	14,369	30,422	12,062

Depreciation and amortization	26	(11,472)	(10,656)	(12,006)	(11,650)

Net value added produced by the entity		14,956	3,713	18,416	412

Value added received in transfer
Equity pickup	14	9,098	4,064	(4,472)	1,850
Financial income	29	53,367	23,266	91,191	31,513
		62,465	27,330	86,719	33,363

Total value added to be distributed		77,421	31,043	105,135	33,775

Distribution of value added

Personnel and charges
Direct compensation		8,369	9,312	8,431	9,312
Benefits		1,403	1,293	1,404	1,295
Severance fund (F.G.T.S).		237	199	237	199
Taxes, charges and contributions
Federal		10,619	124	12,269	(281)
State		1,423	634	1,842	369
Local		101	97	115	118
Financing
Interest and monetary and foreign exchange
variations	29	35,856	25,646	61,424	29,025
Rentals		531	547	531	547
Net income for the period		18,882	(6,809)	18,882	(6,809)
Non-controlling shareholders		-	-	-	-
		77,421	31,043	105,135	33,775

Brasilagro - Companhia Brasileira de Propriedades Agrícola

Notes to Quarterly Information
March 31, 2015
(In thousands of reais, unless otherwise stated)

1. Operations

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the "Company" or "Brasilagro") was incorporated on September 23, 2005, and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 279,197 hectares, including 10,000 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda.

("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. These farms are presented in the following table:

Real Estate	Farms	Location	Hectares
Cremaq Ltda.	Cremaq	Baixa Grande do Ribeiro/PI	27,745
Jaborandi S.A.	Jatobá	Barreiras/BA	31,606
Araucária Ltda.	Araucária	Alto Taquari/MT	8,124
Mogno Ltda.	Alto Taquari	Mineiros/GO	5,186
Cajueiro Ltda.	Chaparral	Correntina/BA	37,183
Flamboyant Ltda.	Nova Buriti	Januária/MG	24,247
Cajueiro Ltda.	Preferência	Barreiras/BA	17,799
Cresca S.A.	Cresca S.A. *	Boquerón/Paraguai	117,307
**	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
			279,197
*Joint Venture Cresca S.A.
** Farms leased from third parties

As permitted in their respective by-laws and articles of organization, while the real estate assets belonging to these companies remain unsold, they may be leased to third parties, but only under a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agrícola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

1. Operations ( (Continued)

The activities of joint venture in company Cresca S.A. (“Cresca”), located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence process are completed.

Up to the date the quarterly information was approved, the Company holds (i) 10,000 hectares leased from third parties, and (ii) 26,530 hectares of which it is Promisee, of which 21,147 hectares pertains Nova Buriti Farm and 5,383 hectares to Alto Taquari Farm, as the purchase and sale indenture has not been granted yet. with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers.

On July 14, 2014, the Joint Venture Cresca executed the sales deed of 24,624 hectares and transfer of ownership to the new purchaser.

On August 23, 2010, Report No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) which was approved by the President of Brazil. The Report addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding control over capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i) the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by INCRA.

Up to the date the quarterly information was approved, no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’sReport has been handed down. As of March 31, 2015, 79.31 % of Company common shares were held by foreigners.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

2. Basis of preparation and presentation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated quarterly information after its issuance. On May 05, 2015, the Company’s Board approved the Company’s individual and consolidated quarterly information and authorized its disclosure.

The individual and consolidated consolidated interim financial information included in this quarterly information has been prepared in accordance with Accounting Pronouncement CPC 21 (R1)–Interim Statements and with the International Accounting Standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazil’s SEC (CVM), applicable to the preparation of the Quarterly Information – ITR.

According to Circular Letter CVM/SNC/SEP No. 03/2011, the Company opted to present the accompanying notes in this ITR as a summary in the cases of redundancy in relation to those presented in the annual financial statements.

Therefore, this Quarterly Information does not comprise all notes and disclosures required by the standards for the annual financial statements, and, accordingly, the related information should be read together with the notes to the financial statements, for the year ended June 30, 2014.

The notes which did not have significant changes in relation to the individual and consolidated financial statements for June 30, 2014 have not been included in this Quarterly Information.

The non-financial data included in this quarterly information, such as sales volume, planted and leased area, insurance and environment has not been examined by the independent auditors.

(a) Basis of consolidation

There was no change in the basis of consolidation in relation to the basis of consolidation included in note 2.1 to the financial statements for the year ended June 30, 2014.

(b) Cash flow

The interest paid and dividends are classified as cash flow from financing and cash flow from investments respectively, since they are costs for obtaining funds and return on investments.

3. Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. These estimates and assumptions may diverge from actual results. The resulting accounting estimates will, by definition, seldom equate to related actual amounts. The effects arising from the reviews of accounting estimates are recognized upon review.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

3. Critical accounting estimates and judgments ( (Continued)

In the period ended March 31, 2015, there was no significant change in the critical accounting estimates and judgments in relation to the other information disclosed in the annual financial statements at June 30, 2014.

The estimates and assumptions that pose a significant risk of material adjustment to the carrying amounts of assets and liabilities for the next period are addressed in Note 3 to the annual financial statements.

4. Summary of significant accounting policies

The significant accounting policies applied on the preparation of this quarterly information are the same as those disclosed in Note 2 to the annual financial statements for the year ended June 30, 2014, except for the accounting practices adopted for the first time in the year beginning July 1, 2014, as follows:

Standard	Main requirements
IFRIC 21 Levies (ICPC 19)

IFRIC 21 – “Government Rates” deals with the recording of rates imposed by the Government, consisting of an interpretation of IAS 37- Provisions, contingent liabilities and contingent assets. The interpretation typifies the Government rates and the events which arise from its responsibility for payment, clarifying the moment in which these ones should be recognized. The Company is not currently subject to significant rates and, accordingly, the impact is not material.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

This amendment softens the discontinuation of hedge accounting when the novation of a hedge-designated derivative meets certain criteria. These amendments are effective for the years starting on or after January 1, 2014. The Company does not expect that this amendment will be material to its financial statements.

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to IAS 36. The amendment to this standard requires the disclosure of discount rates used in the current and previous evaluation of the recoverable amount of assets, if the recoverable amount of the impaired asset is based on a valuation technique at present value based on the fair value less the disposal cost.

This standard is effective for annual periods starting on or after January 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

4. Summary of significant accounting policies ( (Continued)

The accounting practices have been consistently applied to all periods presented, unless otherwise stated.

a) Pronouncements, interpretations or revisions issued by the IASB applicable as from July 1, 2015.

Standard	Main requirements
IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable as  January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date  of  IFRS  9  and  Transition  Disclosures,  issued  in  December  2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, the IASB shall approach issues such as the recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact the classification and valuation of the Company’s financial assets, but shall not impact the classification and valuation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.

IAS 41 – Agriculture (equivalent to CPC 29 – Biological Assets and Agricultural Product) and IAS 16 – Property, Plant and Equipment.

This standard currently requires the biological assets related to agricultural activities be measured at fair value less cost for sale. Upon revising the standard, the IASB decided that the so called bearer plants should be recorded as fixed assets (IAS 16/CPC 27), that is, at cost less depreciation or impairment. Bearer plants are defined as those used to produce fruits for several years, but the plant itself, after harvest, has no significant  transformations. Its only future economic benefit arises from the agricultural production that it generates. As an  example, apple and orange and grape vines. In the case of plants in which the roots are maintained in the soil for a second harvest or cut and in the end the root itself is not sold, its root meets the definition of bearer plant, which therefore applies to forests which are forecast to be cut more than once in its management. This review shall be effective as from January 1, 2016. Management is assessing the impacts of its adoption.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

     4. Summary of significant accounting policies (Continued)

a) Pronouncements, interpretations or amendments issued by the IASB applicable to years started at/after July 01, 2015. (Continued)

Standard	Main requirements
IFRS 11 – Joint arrangements

In May 2014   IASB issued an amendment to   IFRS 11 - Joint Arrangements, which deals with changes on how to record an interest acquisition in a joint operation incorporating a business. The adoption shall be required as from January 1, 2016, and the Company is analyzing possible impacts of this amendment on its financial statements.

IAS 16 – Property, plant and equipment and IAS 38- Intangible assets

In  May  2014  the  IASB  issued  an  amendment  to  IAS  16  –  Property,  Plant  and Equipment and IAS 38 – Intangible Assets, establishing as acceptable depreciation and amortization methods the expected standards of consumption of future economic benefits of an asset. The IASB clarifies that the use of methods based on revenues to calculate asset depreciation and also to measure the consumption of economic benefits incorporated to an intangible asset, are not appropriate. The adoption shall be required as from January 1, 2016 and the Company is analyzing possible impacts from this updating on its financial statements.

IFRS 15 – Revenue from contracts with customers

In May 2014  the IASB issued pronouncement IFRS 15 – Revenue from Contracts with customers, which deals with the recognition of revenues from contracts with customers (except for the contracts which are comprised in the scope of lease contract, insurance contract and financial instrument standards), and replaces the current pronouncements IAS 18 – Revenue, o IAS 11 – Construction contracts and the interpretations related to revenue recognition. The fundamental principle of this principle for revenue recognition, is to describe the transfer to customers, of assets or services reflecting the payment to which one is entitled on the exchange of these assets or services. The adoption shall be required as from January 1, 2017, and the Company is analyzing possible impacts from this amendment on its financial statements.

FinancialStatements IAS 27 – Consolidated and Separate

The entities already applying IFRS and opting for the equity method in their separate financial statements shall apply this change retrospectively. Entities preparing financial statements in accordance with IFRS for the first time and opting for the equity method in their separate financial statements  shall apply this method as from the transition date to IFRS. The changes are in effective for annual periods started on or after January 1,  2016, with early adoption permitted, which is under analysis in Brazil. Thesechanges willnot impact on theCompany’s quarterly information.

There are no new standards or interpretations issued but not yet adopted which may, in Management’s opinion, significantly impact the result or equity disclosed by the Company.

The Company analyzed the effects from the adoption of the new standards, interpretations and reviews and concluded that there shall be no significant impact on the individual and consolidated quarterly information as of March 31, 2015.

The CPC has already issued some pronouncements and amendments related to the new and revised IFRS presented above. Due to the commitment of the CPC and the CVM to maintaining the set of standards issued updated based on the changes made by the by the IASB, it is expected that these pronouncements and changes will be issued by the CPC and approved by the CVM up to the date of their mandatory application.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

5. Financial Instruments

There were no significant changes for the financial risk factors, the capital management policy and the judgment and estimates of fair value in the quarter ended March 31, 2015, in relation to those described in the annual financial statements for the year ended June 30, 2014, as disclosed in the related Notes 5.1 to 5.10.

a) Sensitivity analysis

Management identified for each type of derivative financial instrument variations in foreign exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivative instruments.

The sensitivity analysis intends to measure the impact of changes in market variables on the Company’s abovementioned financial instruments, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis considers 5 distinct scenarios that differ with regard to the intensity of variation in relation to the current market. At March 31, 2015, as reference for scenarios probable, I, II, III and IV variations in relation to the current Market of 0%, -50%, -25%, +25%, +50%, respectively, were considered.

The reference for the preparation of the Probable Scenario was the Market Price of each one of the reference assets of derivative instruments held by the Company at year end. Since all these assets are traded on competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the probable scenario, the probable scenario is equal to zero.

The assumptions and scenarios are as follows:

	March 31, 2015
	Probable	Scenario I	Scenario II	Scenario III	Scenario IV
	scenario	-50%	-25%	+25%	+50%
Foreign exchange rate - R$/US$	3.21	1.60	2.41	4.01	4.81
Soybean - US$ / bushel – July 2015 (CBOT)	9.78	4.89	7.33	12.22	14.67
Corn - US$ / bushel – December 2013 (CBOT)	3.84	1.92	2.88	4.80	5.76
Corn - US$ / bushel – July 2014 (CBOT)	4.01	2.00	3.01	5.01	6.01

	June 30, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%
Foreign exchange rate - R$/US$	2.20	1.10	1.65	2.75	3.30
Soybean - US$ / bushel – May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean - US$ / bushel – July 2015 (CBOT)	11.81	5.90	8.86	14.76	17.71
Corn - US$ / bag – September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn - US$ / bushel – September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

5. Financial Instruments (Continued)

a) Sensitivity analysis (Continued)

The table below presents, for each transaction, the effect on the change in the estimated fair value at March 31, 2015 of the derivative financial instrument as well as the effect on increase or decrease of fair value of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis intends to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators as constant. Upon their settlement, such amounts may differ from the examples stated below, due to the estimates used in their preparation.

March 31, 2015
Operation	Risk	Sensitivity analysis (R$)					Position
		Low			High
		Probable	Scenario	Scenario (II)	Scenario (III)	Scenario (IV)		Measurement
		scenario	I–25%	- 25%	- 25%	- 50%	Amount	unit	Maturity
								One thousand
	SOYBEA							bags of
	N	-	51,222	25,618	(26,000)	(52,366)	(1,481)	soybean	july-15
								One thousand	Jul./15 to
	CORN	-	(4,755)	(2,377)	2,377	4,755	318	bags of corn	Dec/15
									may/15 to
	USD	-	28,602	13,670	(15,037)	(30,284)	(19)	US$	sept/15

June 30, 2014
Operation	Risk	Sensitivity analysis (R$)					Position
		Low			High
		Probable	Scenario	Scenario (II)	Scenario (III)	Scenario (IV)		Measurement
		scenario	I–25%	- 25%	- 25%	- 50%	Amount	unit	Maturity
								One thousand
	SOYBEA							bags of	may/15 to
Derivative	N	-	5,190	2,595	(2,595)	(5,190)	(181)	soybean	Jul./15
								One thousand
	CORN	-	133	69	(59)	(123)	0	bags of corn	sept/14
									Jul./14 to
	USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$	Jul./15

(a) At March 31, 2015, the reference for the preparation of the Probable Scenario was the market prices of each reference asset for derivative instruments held by the Company at year end. Since these assets are traded in competitive and open markets, the current market price is a satisfactory reference for the estimated price of these assets. Accordingly, since the current market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the latter is equal to zero.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)
March 31, 2015
(In thousands of reais, unless otherwise stated)

5. Financial Instruments (Continued)

a) Sensitivity analysis (Continued)

In addition, the Company presents a summary of possible scenarios for the following 12 months (as of March 31, 2015) of the Company’s financial investments, loans and receivables. The Company used market sources to establish the “probable scenario”.

Amounts in thousands reais R$
			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) annual average rates	At 03-31-2015				Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Risk	Classification	Details	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
CDI	CASH	Investment - CDI	40,542	12.75%	(523)	11.50%	(1,333)	9.56%	(2,665)	6.38%	1,333	15.94%	2,665	19.13%
USD	CASH	Investment - USD	4,779	3.21%	34	3.23%	(4,742)	0.02%	(4,754)	0.02%	(4,718)	0.04%	(4,706)	0.05%
		Subtot al	45.321		(489)		(6.074)		(7,419)		(3,385)		(2,041)
TJLP	Financing	Financing in TJLP - BNDES	(25,096)	6.00%	-	6.00%	353	4.50%	705	3.00%	(353)	7.50%	(705)	9.00%
CDI	Financing	Financing in prefixed rate	(4,975)	12.75%	63	11.50%	160	9.56%	319	6.38%	(160)	15.94%	(319)	19.13%
NA	Financing	Rural Credit	(755)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional Funds	(95,556)	9.75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES	(1,361)	4.43%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CDI	Financing	FINEM - BNDES	(6,182)	12.75%	77	11.50%	197	9.56%	394	6.38%	(197)	15.94%	(394)	19.13%
		Subtot al	(133.925)		140		709		1,419		(709)		(1,419)
CDI	Debt	Farm payable (R$)	(28,198)	12.75%	(55)	5.50%	346	4.27%	748	2.85%	(457)	7.12%	(858)	8.54%
IGPM	Debt	Farm payable (R$)	(19,374)	5.70%	242	11.50%	618	9.56%	1,235	6.38%	(618)	15.94%	(1,235)	19.13%
		Subtot al	(47.572)		187		964		1,983		(1,074)		(2,093)
N/A	Receivable	Receivables for Farms (R$)	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		Subtot al	3.000		-		-		-		-		-
SOYBEAN	Receivable	Receivables for Farms	585,000	59.01	-	55.80	(7,756)	41.85	(15,511)	27.90	7,756	69.75	15,511	83.70
SOYBEAN	Receivable	Receivables for Farms	92,500	59.26	-	60.49	(1,399)	45.37	(2,798)	30.25	1,399	75.61	2,798	90.74
SOYBEAN	Receivable	Receivables for Farms	80,325	58.43	-	53.80	(1,080)	40.35	(2,161)	26.90	1,080	67.25	2,161	80.70
SOYBEAN	Receivable	Receivables for Farms	407,818	56.70	-	49.42	(5,259)	39.77	(10,518)	26.52	5,259	66.29	10,518	79.55
		Subtot al	1.165.643		-		(15.494)		(30,988)		15,494		30,988

b) Hierarchy of fair value

The fair value hierarchy level for derivative financial instruments presented in the quarterly information for March 31, 2015 is as follows:

		March 31, 2015	June 30, 2014
Consolidated – thousands R$	Note	Level 2	Level 2
Assets
Current assets
Cash equivalents	6.1	34,667	86,745
Marketable securities	6.2	2,775	21,532
Derivative financial instruments	7	17,379	18,255
Trade accounts receivable	8	25,376	34,145
Receivables for sale of farm	8	36,711	30,865
Noncurrent assets
Marketable securities	12	13,813	13,782
Derivative financial instruments	7	-	63
Trade accounts receivable	8	449	566
Receivables for sale of farm	8	28,727	36,887
Transactions with related parties	34	39,053	26,068
Total		198,950	268,908

		March 31, 2015	June 30, 2014
Consolidated – thousands R$	Note	Level 2	Level 2
Liabilities
Current liabilities
Trade account payable	18	9,310	8,158
Loans and financing	19	66,356	62,253
Derivative financial instruments	7	20,579	204
Payables for acquisitions	17	47,572	44,820
Noncurrent liabilities
Loans and financing	19	67,569	57,909
Transactions with related parties	34	-	33,019
Total		211,386	206,363

Brasilagro - Companhia Brasileira de Propriedades Agrícola

Notes to Quarterly Information March

31, 2015

(In thousands of reais, unless otherwise stated)

5. Financial Instruments (Continued)

c) Financial instruments by category

					March 31, 2015					June 30, 2014
Consolidated - thousands R$	Note	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value	Loansand financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value
Assets
Current

Cash equivalents	6.1	34,667	-	-	34,667	34,667	86,745	-	-	86,745	86,745

Marketable securities	6.2	-	2,775	-	2,775	2,775	-	21,532	-	21,532	21,532

Trade accounts receivable	8	25,376	-	-	25,376	25,376	34,145	-	-	34,145	34,145

Receivable for sale of farm	8	-	-	36,711	36,711	36,711	-	-	30,865	30,865	30,865

Transactions with derivatives	7	-	-	5,962	5,962	5,962	-	-	18,255	18,255	18,255
Non current

Marketable securities	12	13,813	-	-	13,813	13,813	13,782	-	-	13,782	13,782

Trade accounts receivable	8	449	-	-	449	449	566	-	-	566	566

Receivable for sale of farm	8	-	-	28,727	28,727	28,727		-	36,887	36,887	36,887

Transactions with derivatives	7	-	-	-	-	-	63	-	-	63	63
Transactions with related
parties	34	39,053	-	-	39,053	39,053	26,068	-	-	26,068	26,068

Total		113,358	2,775	71,400	187,533	187,533	161,369	21,532	86,007	268,908	268,908

				March 31, 2015				June 30, 2014
Consolidated - thousands R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value	Designated at fair value through profit or loss	Financial at amortized cost	Total	Fair value
Liabilities
Current

Trade accounts payable	18	-	9,310	9,310	9,310	-	8,158	8,158	8,158

Loans and financing	19	-	66,356	66,356	66,356	-	62,253	62,253	62,253

Operations with derivatives	5.b	4,591	-	4,591	4,591	204	-	204	204

Acquisitions payable	17	-	47,572	47,572	47,572	-	44,820	44,820	44,820

									-

Non current									-

Loans and financing	19	-	67,569	67,569	67,569	-	57,909	57,909	57,909

Operations with derivatives	5.b	-	-	-	-	-	-	-	-
Transactions with related
parties	34	-	-	-	-	-	33,019	33,019	33,019
Total		4,591	190,807	195,398	195,398	204	206,159	206,363	206,363

The model and assumptions used in the determination of fair value represent management’s best estimate, are reviewed at each reporting date and adjusted, where necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information-Continued

March 31, 2015

(In thousands of reais, unless otherwise stated)

6. Cash and cash equivalents and marketable securities

6.1. Cash and cash equivalents

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Cash and banks	4,930	14,245	5,231	15,247
Repurchase agreements	-	25,230	6,212	66,267
Bank deposits certificates	-	-	23,224	5,231
	4,930	39,475	34,667	86,745

Time deposits and repurchase agreements held at March 31, 2015 and June 30, 2014 contractually require the banks to redeem the amount originally invested plus accrued interest through to the redemption date at no penalty, at any time without prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

Invested amounts bear interest based on a percentage of CDI (Interbank Deposit Certificate rate, an interest rate for interbank deposits measured and disclosed on a daily basis by CETIP, an entity providing deposit and custodial services) which ranged between 90% and 102.54% of the daily CDI as of March 31, 2015, and between 91% and 103% as of March 31, 2014.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 6.

6.2 Marketable securities

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Exclusive fund units of interest - FIM GUARDIAN(a)	12,181	28,842	-	-
Non-exclusive investment fund units of interest	-	-	2,775	21,532
Public securities - LFT	-	-	-	-
	12,181	28,842	2,775	21,532

The Company’s exclusive investment fund, administered by Banco BTG Pactual breaks down as follows at March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Public securities (b)	5,962	13,677
Investment funds at fixed rates	2,775	21,532
Repurchase agreements	3,545	1,368
Time deposits	23,224	-
Derivatives	(11,432)	2,989
Other	(13)	5
TOTAL	24,061	39,571

(a) As of March 31, 2015, the Fim Guardian Fund comprises R$12,181 (R$ 28,842 at June 30, 2014) held by Brasilagro and R$11,880 (R$ 10,729 at June 30, 2014) held by Jaborandi Ltda.

(bThe amount of R$5,962 invested in the FIM Guardian Fund invested in LFT relates to margin deposits provided as collateral for derivative transactions.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information-Continued

March 31, 2015

(In thousands of reais, unless otherwise stated)

7. Derivative financial instruments

										March 31,2015
				Company		Consolidated		Total		Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	May-15	BM&F	BM&F	-	-	-	(245)	(245)	13,250		US$
Currency US$	June-15	NDF	Banks	-	-	-	(2,111)	(2,111)	(5,700)		US$
Currency US$	July-15	NDF	Banks	-	(3,717)	-	(5,548)	(5,548)	(11,980)		US$
Currency US$	August-15	NDF	Banks	-	-	-	(342)	(342)	(700)		US$
Currency US$	September-15	NDF	Banks	31	-	31	-	31	1,567		US$
Currency US$	June -15	Options	Banks	-	-	33	(5,156)	(5,123)	(11,500)		US$
Currency US$	July-15	Options	Banks	-	-	18	(1,800)	(1,782)	(4,200)		US$

		Current		31	(3,717)	82	(15,202)	(15,120)	(19,263)		US$
		Non Current		-	-	-	-	-	-		US$
		Total Risk with Currency		31	(3,717)	82	(15,202)	(15,120)	(19,263)	-	US$

Soybean CBOT	April-15	Soybean derivatives	Trading Companies/Banks/CBOT	1,697	-	1,697	-	1,697		-	bags
Soybean CBOT	June -15	Soybean derivatives	Trading Companies/Banks/CBOT	9,638	-	9,638	-	9,638		(1,526,268)	bags
Corn CBOT	June -15	Corn derivatives	Trading Companies/Banks/CBOT	-	(133)	-	(133)	(133)		105,834	bags
Corn CBOT	Nov-15	Corn derivatives	Trading Companies/Banks/CBOT	-	(245)	-	(245)	(245)		211,667	bags
Soybean CBOT	July -15	Options	Trading Companies/Banks/CBOT	-	(408)	-	(408)	(408)		(45,357)	bags
		Current			(786)	11,335	(786)	10,549		1,254,124)	Bags
				11,335
		Non Current		-	-	-	-	-		-	Bags
		Total Risk with commodities		11.335	(786)	11,335	(786)	10,549	-	(1,254,124)	Bags

		Total Risks		11,366	(4,503)	11,417	(15,988)	(4,571)	N,A,	N,A,

		Margin deposit		-	(4,591)	5,962	(4,591)	1,371		-

											June30, 2014
					Company	Consolidated		Total		Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	July -14	BM&F	Banks	-	-	495	-	495	41.750	-	US$
Currency US$	July -14	NDF	Banks	-	-	1,933	-	1,933	(16,319)	-	US$
Currency US$	August-14	NDF	Banks	-	-	63	-	63	5,000	-	US$
Currency US$	March-15	NDF	Banks	-	-	435	-	435	(2,644)	-	US$
Currency US$	July -15	NDF	Banks	-	-	63	-	63	(2,280)	-	US$

Currency US$	July -14	Options	Banks	1,101	-	1,101	-	1,101	(16,204)	-	US$

		Current		1,101	-	4,027	-	4,027	11,583	-	US$
		Non Current		-	-	63	-	63	(2,280)	-	US$
		Total Risk with Currency		1.101	-	4,090	-	4,090	9,303	-	US$

Soybean CBOT	April -15	Soybean derivatives	Trading Companies/Banks/CBOT	340	-	340	-	340		(90,714)	bags
Soybean CBOT	June -15	Soybean derivatives	Trading Companies/Banks/CBOT	446	-	446	-	446		(90,714)	bags

Corn CBOT	Sept-14	Corn derivatives	Trading Companies/Banks/CBOT	-	(204)	-	(204)	(204)		166,684	bags

Corn BM&F	Sept-14	Corn derivatives BM&F	BM&F	22	-	22	-	22	(166,659)		bags

		Current		808	(204)	808	(204)	604	-	(181,403)	bags
		Non Current		-	-	-	-	-	-		bags
		Total Risk with commodities		808	(204)	808	(204)	604	-	(181,403)	bags

		Total Risks		1,909	(204)	4,898	(204)	4,694	N,A,	N,A,
		Margin deposit		(257)	-	13,420	-	13,420

The Company uses derivative financial instruments such as currency commodities forward contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts at March 31, 2015 and June 30, 2014.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

7. Derivative financial instruments (Continued) operations with derivative instruments.

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 7.

8. Trade accounts receivable

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Sale of sugarcane (b)	4,705	7,423	4,705	7,423
Sale of grains (c)	18,712	18,769	20,498	25,891
Lease	165	599	194	599
Sale of machinery	832	1,045	838	1,285
Sale of farms (d)	-	-	36,711	30,865
	24,414	27,836	62,946	66,063
Allowance for doubtful accounts (a)	(855)	(883)	(859)	(1,053)
Total current	23,559	26,953	62,087	65,010

Sale of machinery	449	566	449	566
Sale of farms (d)	-	-	28,727	36,887

Total non current	449	566	29,176	37,453

(a) Changes in the allowance for doubtful accounts:
	Company	Consolidated
At June 30, 2014	883	1,053
Set-up of ADA	1,077	1,193
Write-off or reversal	(1,105)	(1,387)
At March 31, 2015	855	859

The losses estimated in the allowance for doubtful accounts were recorded as selling expenses in the income statement. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Falling due:
Up to 30 days	13,277	17,730	15,058	43,248
31 to 90 days	4,716	6,252	7,744	9,090
91 to 180 days	5,050	534	32,417	534
181 to 360 days	460	1,644	6,805	11,275
Over 360 days	449	566	29,176	37,453
Past due:
Up to 30 days	-	783	6	853
31 to 90 days	56	10	57	10
91 to 180 days	4	-	8	-
181 to 360 days	-	-	-	140
Over 360 days	851	883	851	913
	24,863	28,402	92,122	103,516

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

8. Trade accounts receivable (Continued)

(b) Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Energia Renovável.

(c) Sale of grains

The receivables refer mainly to the sale of corn and soybean to ABC Cereales, Amaggi and Bunge.

(d) Receivables for sale of farm

(i) São Pedro Farm

On September 28, 2011, the Company sold 2,447 hectares of São Pedro Farm, for the total amount of R$26,100, equivalent to 580,000 bags of soybean, of which 1,724 hectares is suitable for plantation.

The remaining outstanding balance at the amount of R$4,829, was discounted at present value using the average rate of 13.5% p.a. and corresponds to 92,500 bags of soybean, which shall be paid in one installment, the maturity of which is on March 30, 2016.

ii) Horizontina Farm

The remaining balance, at the amount of R$3,000, shall be paid upon fulfillment of certain precedent conditions.

iii) Araucária Farm (i)

On April 25, 2013, the Company sold 394 hectares of Araucária Farm, for the total amount of R$11,682, equivalent to 248,000 bags of soybean, 310 hectares of which suitable for plantation.

The remaining outstanding balance from Araucária farm is equivalent to 80,325 bags of soybean and amounts to R$4,337, which shall be settled in three semi-annual instalments, the last one of which, against the grant of the deed, in August 2016.

iv) Araucária Farm (ii)

On June 27, 2014, the Company sold 1,164 hectares of Araucária Farm for the total amount of R$41,341, equivalent to 735,000 bags of soybean, 913 hectares of which suitable for plantation. After the sale, the area of Araucária Farm is 8,178 hectares of which approximately 5,982 hectares suitable for plantation.

On July 07 and November 15, 2014, the Company received the amount of R$4,500 in two installments as down payment and beginning of payment of the Acquisition Price. At March 31, 2015 the remaining balance amounts to R$31,195 (equivalent to 585,000 bags of soybean) and was discounted at present value at the average rate of 13.31% p.a. and shall be settled in three installments falling due on August 30,2015, 2016, 2017 and the last one against the grant of the deed on August 30, 2018.

v) Cremaq Farm

On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

8. Trade accounts receivable (Continued)

3,201 are suitable for plantation, at the total amount of R$42,104, equivalent to 901,481 bags of soybean.

(d) Receivables for sale of farm (Continued)

A topographical survey of the area acquired revealed a difference of 62 hectares between the quantity measured and the amount in the sales contract executed on May 10, 2013, resulting in the addition of 11,166 bags to the sales price. This difference was adjusted to the amount receivable of the two remaining instalments, of which 7,867 bags on June 30, 2015 and 3,299 bags of soybean on June 30, 2016. This operation generated a gain from sale of the farm of R$ 441 in the period.

The remaining balance from Cremaq farm amounts to R$22,077 equivalent to 407,818 bags of soybean and shall be received in two instalments, of which R$ 15,803 equivalent to 287,326 bags of soybean on June 30, 2015 and R$ 6,274 equivalent to 120,492 bags of soybean on June 30, 2016.

The changes in accounts receivable are as follows:

Consolidated
At June 30, 2014	67,752
Addittions	550
Collections	(18,255)
Updated value	13,257
Unwind of present value adjustment	2,134
At March 31, 2015	65,438

(e) Adjustment to present value

The remaining balances for the farms: São Pedro, Araucária and Cremaq were measured based on the soybean quotation for future delivery, at the maturity date of each installment (or based on brokers’ estimates and quotations, where there is no soybean quotation for future delivery at specific maturity date), and based on the foreign exchange rate of US dollars to Reais for future delivery also at the maturity date. The resulting amounts were discounted at present value using market rate.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 8.

9. Recoverable taxes

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014

Withholding income tax (IRRF) on short-term investments to be
offset	2,984	2,991	3,112	3,142
Other taxes and contributions to be offset
	323	503	422	607
Total current	3,307	3,494	3,534	3,749
State value-added tax (ICMS) recoverable	7,660	7,238	7,991	7,914
ICMS recoverable on property, plant and equipment
	558	239	558	239
Non- cumulative PIS and COFINS to be offset
	11,531	7,608	14,693	10,437
IRRF on financial investments to be offset
	5,308	10,819	6,043	11,259
Total non current	25,057	25,904	29,285	29,849

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

9. Taxes recoverable (Continued)

The Company has Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) cumulative credits linked to financial income and export for the period from 2008 to 2011, which were the subject of a reimbursement request to the RFB (Brazilian IRS), in the total amount of R$2,902.

The Company filed with the Piauí State Finance Office (Sefaz) a request with respect to the outstanding balance of ICMS at the amount of R$ 3,091 to be transferred to other taxpayers in the same State, in order to pay for the purchase of inputs and assets from suppliers. Sefaz has partially accepted the Company’s request, and approved R$581 related to these credits to “sale for export purposes” which may be transferred to third parties.

In February 2015 the Brazilian Federal Revenue approved and reimbursed part of the amount included in the request of November 2014, in the amounts of R$258 related to the negative balance of CSLL 2009 and R$3,781 related to IRPJ 2010 negative balance. Under the analysis of the Brazilian Federal Revenue is the amount of R$1,812 related to the IRPJ 2009 negative balance, and integral part of the request in November 2014.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 9.

10. Inventories

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Soybean	10,354	19,775	10,354	19,927
Corn	431	6,734	539	9,551
Other harvests	13	40	13	40
Agricultural products	10,798	26,549	10,906	29,518

Inputs	2,791	6,345	5,406	9,804

Advance to suppliers	1,023	751	4,798	888
	14,612	33,645	21,110	40,210

At March 31, 2015 there is no balance of provision for realization of the recoverable values of agricultural products (R$1,644 at June 30, 2014).

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 10.

11. Biological assets

		Company		Consolidated
	Current	Non current	Current	Non current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2014	1,421	31,202	1,421	31,202
Expenditure with plantation	70,059	35,801	85,356	34,811
Fair value variation	11,407	378	11,366	1,368
Harvest of agricultural products	(26,780)	(38,232)	(29,346)	(38,232)

At March 31, 2015	56,107	29,149	68,797	29,149

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

11. Biological assets (Continued)

The expenditures with cultivation are substantially represented by expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and labor used in cultivation.

		Company		Consolidated
	Gains and losses on agricultural products		Gains and losses on agricultural products
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Fair value of production	68,250	70,328	70,386	72,475
Cost of production	(60,879)	(63,791)	(61,578)	(65,226)
Changes in fair value of biological assets	11,785	4,511	12,734	2,372
Gains and losses on agricultural products	19,156	11,048	21,542	9,621

The area to be harvested corresponding to biological assets is as follows:

		Consolidated
	Area available for harvest (Hectares)
	March 31, 2015	June 30, 2014
Grains	38,383	2,466
Sugarcane (i)	22,359	20,927
	60,742	23,393

(i) For sugarcane the area considered above refers to the total to be harvested in all future harvests, considered in the cash flow for calculation of biological asset fair value.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 11.

12. Restricted marketable securities

			Company		Consolidated
	Restatement
	index	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Non current
Banco do Nordeste (BNB)	CDI	2,209	2,037	13,813	13,782
		2,209	2,037	13,813	13,782

Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019 and October 2021.

Amounts invested bear interest based on a percentage of CDI (Interbank Deposit Certificate, daily disclosed by CETIP, entity providing services of custody and depositary), which varied from 90% to 102.54% as of March 31, 2015.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 12.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

13. Investment properties – noncurrent

						Company

	Land – Farms	Buildings and improvemen ts	Land clearance	Total in operation	Constructio n in progress	Total investment properties
At June 30, 2014
Total cost	21,007	22,930	78,634	122,571	3,118	125,689
Accumulated depreciation	-	(2,760)	(36,948)	(39,708)	-	(39,708)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981
At March 31, 2015
Opening balance	21,007	20,170	41,686	82,863	3,118	85,981
Acquisitions	2	81	2,528	2,611	22,239	24,850
Disposals	-	(95)	(158)	(253)	(273)	(526)
Transfers	-	579	5,501	6,080	(6,080)	-
(-) Depreciation / Amortization	-	(685)	(6,075)	(6,760)	-	(6,760)
Net book balance	21,009	20,050	43,482	84,541	19,004	103,545
At March 31, 2015
Total cost	21,009	23,495	86,505	131,009	19,004	150,013
Accumulated depreciation	-	(3,445)	(43,023)	(46,468)	-	(46,468)
Net book balance	21,009	20,050	43,482	84,541	19,004	103,545

						Consolidated

	Land – Farms	Buildings and improvemen ts	Land clearance	Total in operation	Constructio n in progress	Total investment properties
At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	-	(3,134)	(50,727)	(53,861)	-	(53,861)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803
At March 31, 2015
Opening balance	237,999	23,638	68,650	330,287	4,516	334,803
Acquisitions	261	82	4,627	4,970	22,092	27,062
Disposals	(89)	(95)	(158)	(342)	(273)	(615)
Transfers	-	704	5,501	6,205	(6,205)	-
(-) Depreciation / Amortization	-	(811)	(9,470)	(10,281)	-	(10,281)
Net book balance	238,171	23,518	69,150	330,839	20,130	350,969
At March 31, 2015
Total cost	238,171	27,463	129,347	394,981	20,130	415,111
Accumulated depreciation	-	(3,945)	(60,197)	(64,142)	-	(64,142)
Net book balance	238,171	23,518	69,150	330,839	20,130	350,969

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

14. Investments – Company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Adjusted profit (loss) for the period
				June		June	March				March
	March 31,	June 30,	March 31,	30,	March 31,	30,	31,	June 30,	March 31,	June 30,	31,	June 30,
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Subsidiaries
Araucária (a)	85,451	85,136	99,99	99,99	98,507	113,589	4,883	4,623	93,624	108,966	11,261	21,859
Cremaq	40,361	40,361	99,99	99,99	67,857	77,981	5,247	21,866	62,610	56,115	6,495	6,628
Engenho de Maracaju	10	10	99,99	99,99	8	51	-	41	8	10	(2)	385
Imobiliária Jaborandi (a)	36,183	35,980	99,99	99,99	42,323	41,449	1,582	1,829	40,741	39,620	1,083	1,883
Jaborandi Ltda (b)	49,292	69,292	99,99	99,99	101,822	110,174	80,901	65,460	20,921	44,714	(3,792)	(9,150)
Cajueiro (a)	59,219	58,984	99,99	99,99	62,968	61,450	764	470	62,204	60,980	989	1,562
Mogno	7,534	7,534	99,99	99,99	34,301	33,280	28,601	26,409	5,700	6,871	(1,171)	(739)
Ceibo	6,794	6,794	99,99	99,99	3,019	3,026	1,589	307	1,430	2,719	(1,289)	(1,604)
Flamboyant (a)	825	787	99,99	99,99	646	646	-	34	646	612	(4)	(38)
Investment at cost
Green Ethanol LLC	4,376	4,376	41	41	-	138	-	7	-	131	-	(17)
Joint Venture
Cresca(*)	-	-	50	50	151,082	95,145	48,089	54,600	102,993	40,545	(2,452)	(1,807)

* The total amounts of assets, liabilities, equity and loss for the period are stated in proportion to interest held in Cresca.

a) Changes in investments

	Cremaq	Engen ho	Imobili ária Jabora ndi	Jaborandi Ltda	Araucária	Mogno	Cajueir o	Ceibo	Flamboy ant	Green Ethano	Cresca	Total
Changes in the balance at June
30 , 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

Capital increase (reduction)	-	-	203	(20,000)	315	-	235	-	38	-	25,902	6,693
Dividend paid	-	-	(165)	-	(26,919)	-	-	-	-	-	-	(27,084)
Future capital contributions	91	-	129	-	474	354	227	1,282	-	-	-	2,557
Equity pick up	6,495	(2)	1,083	(3,792)	11,261	(1,171)	989	(1,289)	(4)	-	(4,472)	9,098
Effect from conversion	-	-	-	-	-	-	-	-	-	-	31,247	31,247
Changes in balance at March 31,
2015	62,701	8	41,008	20,921	94,098	6,054	62,431	2,712	646	53	102,993	393,625

Investments	62,610	8	40,741	20,921	93,624	5,700	62,204	1,430	646	53	102,993	390,930
Future capital contributions	91	-	267	-	474	354	227	1,282	-	-	-	2,695

Balance at March 31, 2015	62,701	8	41,008	20,921	94,098	6,054	62,431	2,712	646	53	102,993	393,625

b)	Interest in Joint Venture

The Company holds 50% interest in Cresca S.A., jointly controlled entity involved in the exploration of agricultural activity and investment in cattle raising land. The Joint Venture Cresca S.A. results are recorded using the equity method in the consolidated financial statements.

On July 14, 2014 Cresca S.A. executed the deed of 24,624ha and transfer of ownership to the new purchaser, the result from this operation was recognized as equity pick-up.
The summarized financial information, based on the financial statements prepared in accordance with CPC, and the reconciliation of the investment carrying amount in the consolidated financial statements are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

14. Investments – Company – Continued

b) Interest in Joint Venture (Continued)

March 31, 2015
Assets
Current assets
Cash and cash equivalents	59
Accounts receivable, inventories and other receivables	34,168
Bargain contract of purchase of land	219
Noncurrent assets
Accounts receivable	14,193
Investment properties	252,096
Other noncurrent	1,429
Liabilities
Current, including trade payables, taxes and loans	26,259
Noncurrent including taxes and loans	69,919
Total net assets	205,986
Company’s interest in Cresca	50%
Company’s interest in net assets at estimated fair value	102,993

July 1 to March 31,
2015
Revenue	35,451
Cost of products sold	(26,144)
Administrative expenses	(3,469)
Financial income (expenses)	(7,328)
Income before taxes on profit	(1,490)
Income and social contribution taxes	(1,032)
Profit (loss) for the year of current transactions	(2,522)
Group’s proportional interest	(1,261)
Appreciation written-off on sale of farm	(3,437)
Amortization of fair value adjustment at the purchase date (shareholders’ loans)
226
Equity pick-up	(4,472)

15. Intangible assets

				Company and Consolidated
		Software		Contracts (a)
	In operation	In progress			Total
At June 30, 2014
Total cost	5,543		-	2,916	8,459
Accumulated depreciation	(3,330)		-	(163)	(3,493)
Net book balance	2,213		-	2,753	4,966
At March 31, 2015
Opening balance	2,213		-	2,753	4,966
Acquisitions	232		35	-	267
Disposals	-		-	(612)	(612)
Transfers	35		(35)	-	-
Amortization for the year	(830)		-	(19)	(849)
Balance at December 31, 2014	1,650		-	2,122	3,772
At March 31, 2015
Total cost	5,810		-	2,304	8,114
Accumulated depreciation	(4,160)		-	(182)	(4,342)
Net book balance	1,650		-	2,122	3,772

(a) On December 12, 2013, the Company executed with its controlling shareholder Cresud a contract to purchase rights to render advisory services in forestry operations at the amount of R$2,916. This service shall be rendered in the joint venture Cresca S.A. The agreement foresees advisory in exploration and development of 58,652 hectares. As of September 30, 2014 the amount of R$612.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

15. Intangible assets (Continued)

corresponding to 12,312 hectares of land, which are part of the 24,624 hectares sold by its joint venture Cresca S.A., was written-off.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014 , Note 15.

16. Property, plant and equipment

							Company

	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in Operation	Construction in progress	Total PP&E
At June 30, 2014
Total cost	752	4,289	17,632	1,135	23,808	-	23,808
Accumulated depreciation	(716)	(1,851)	(8,098)	(389)	(11,054)	-	(11,054)
Net book balance	36	2,438	9,534	746	12,754	-	12,754
At March 31, 2015
Opening balance	36	2,438	9,534	746	12,754	-	12,754
Acquisitions	-	198	218	68	484	491	975
Disposals	-	(88)	(715)	(44)	(847)	-	(847)
Transfers	-	28	-	-	28	(28)	-
Depreciation	(3)	(307)	(1,110)	(82)	(1,502)	-	(1,502)
Net book balance	33	2,269	7,927	688	10,917	463	11,380
At March 31, 2015
Total cost	752	4,427	17,135	1,159	23,473	463	23,936
Accumulated depreciation	(719)	(2,158)	(9,208)	(471)	(12,556)	-	(12,556)
Net book balance	33	2,269	7,927	688	10,917	463	11,380

							Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PP&E
At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	-	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	-	(12,026)
Net book balance	36	2,717	9,970	819	13,542	-	13,542
At March 31, 2015
Opening balance	36	2,717	9,970	819	13,542	-	13,542
Acquisitions	-	219	222	105	546	493	1,039
Disposals	-	(99)	(788)	(44)	(931)	-	(931)
Transfers	-	30	-	-	30	(30)	-
Depreciation	(3)	(346)	(1,164)	(93)	(1,606)	-	(1,606)
Net book balance	33	2,521	8,240	787	11,581	463	12,044
At March 31, 2015
Total cost	752	4,942	18,209	1,310	25,213	463	25,676
Accumulated depreciation	(719)	(2,421)	(9,969)	(523)	(13,632)	-	(13,632)
Net book balance	33	2,521	8,240	787	11,581	463	12,044

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 16.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

17. payable for purchase of farms

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Alto Taquari Farm	-	-	28,198	26,060
Nova Buriti Farm	19,374	18,760	19,374	18,760
	19,374	18,760	47,572	44,820

The balances are monetarily restated as follows: (i) Alto Taquari Farm- 100% of Interbank Deposit Certificate ("CDI") and (ii) Nova Buriti Farm - General Market Price Index (IGP-M).

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers to obtain licenses.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 17.

18. Trade accounts payable

At March 31, 2015, the Company’s balance of trade accounts payable is as follows:

Company: R$4,652 (R$4,857 at June 30, 2014) payables for the purchase of inputs and services used for the planting and development of crops and commissions and R$2,995 (R$1,250 at June 30, 2014) for lease transactions of farms with third parties.

Consolidated: R$6,315 (R$6,908 at June 30, 2014) payables for the purchase of inputs and services used for the planting and development of crops and commissions and R$2,995 (R$1,250 at June 30, 2014) for lease transactions of farms with third parties.

19. Loans and financing

					Company		Consolidated
	Institution	Maturity	Annual interest and charges - %	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Current
Financing for agricultural costs	BNB (i)	Nov-15	7.51 to 15.12	30,417	30,216	46,588	44,712
			TJLP + 3.45 and 4.45
Financing Cremaq and Jaborandi	BNB(ii) Itaú(iv)		SELIC + 3.45.
Project - BNB	and HSBC (v)	Dec-15	Pre 4 to 7.23	4,705	7,661	12,139	12,742
			1.6905 + Foreign
Financing - working capital	Santander	Sept-15	exchange variation	4,975	-	4,975	-
Financing of machinery and equipment
- FINAME	Itaú (iii)	Dec-15	5.50 to 8.70	1,074	1,814	1,074	1,814
Financing of sugarcane	Itaú	Jul-15	TJLP + 3 to 3.1	1,580	2,985	1,580	2,985
				42,751	42,676	66,356	62,253
Non current

Financing of Harvest	Itaú	Jul-15	TJLP + 3 to 3.1	-	1,610	-	1,610
Financing of Machinery and
Equipment - FINAME	Itaú (iii)	Nov-16	5.5 to 8.7	288	1,056	288	1,056
			TJLP + 3.45 and 4.45
Financing Cremaq and Jaborandi	BNB (ii) Itaú (iv)		SELIC + 3.45.
Project - BNB	and HSBC (v)	Oct-21	Pre 4 to 7.23	22,973	19,482	67,281	55,243
				23,261	22,148	67,569	57,909
				66,012	64,824	133,925	120,162

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

Key:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES) BNB – Banco do Nordeste

At March 31, 2015 amounts due by maturity are as follows:

	Company	Consolidated
1 year	42,751	66,356
2 years	5,933	16,707
3 years	2,920	13,424
4 years	5,146	15,071
5 years	4,678	14,317
Above 5 years	4,584	8,050
	66,012	133,925

At March 31, 2015, the balance of accrued interest for the period related to the loans and financing contracts amounted to R$4,389 and R$2,570, classified under current and noncurrent liabilities, respectively.

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly grant those loans. At March 31, 2015 the Company’s financing had no financial covenants, only operational ones, under which the Company is not in default.

Loans raised

On October 01, 2013, Jaborandi Agrícola Ltda took out a R$ 29,633 FINEM financing credit operation from BNDES for land clearance at Jatobá farm at the amount of R$ 14,402 drawn down in the last nine month period with interest rate varying between SELIC and TJLP + 3.45% and 4.45%, maturing on October 15, 2020.

On August 12, 2014 the company took out a R$21,286, financing credit operation from Banco do Nordeste, to finance the cost of harvest at Jaborandi Agrícola with the first installment of R$15,642 drawn down on October 14, 2014 at an interest rate of 7.51%, maturing on August 13, 2015.

On August 13, 2014, the Company took out a R$30,813 financing credit operation from Banco do Nordeste, to finance the cost of harvest, with the first installment of R$ 22,098 drawn down on September 26, 2014 at an interest rate of 7.51%, maturing on August 13, 2015.

On August 13, 2014, the Company took out a R$19,177 financing credit operation from Banco do Nordeste, to finance the cost the Company’s harvest, with the first installment of R$16,517 released on October 02, 2014 at an interest rate of 15.12%, maturing on August 13, 2015.

On January 25, 2015, the Company took out a R$ 10,750 financing credit line from Banco HSBC for the construction of cleaning, sorting and storage structure (silo) at Chaparral Farm, with the first installment of R$ 7,000 drawn down on March 19, 2015 at an interest rate of 4%, maturing on February 15, 2020.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

Loans raised (Continued)

On March 16, 2015, the Company took out a R$ 5,004 (US$ 1,550) financing credit line in US dollars from Banco Santander for the Company’s working capital, with the first installment drawn down on March 18, 2015 at an interest rate of 1.6905% plus foreign exchange rate variation, maturing on September 15, 2015.

Payment of loans and financing

On July 14, 2014, the Company paid to Banco do Nordeste the amount of R$5,108 related to the portion for financing of clearing of Jatobá Farm.

On July 15, 2014, R$ 1,738 was paid to Banco Itaú, related to the portion of Financing of Crops and Sugarcane and the amount of R$349 related to interest of FINEM Itaú financing for of the clearing of land at Jatobá farm.

On July 25, 2014, the Company settled the financing contract entered into with Banco do Nordeste -BNB to finance the cost of crops at the amount of R$44,956.

In the first quarter, the Company paid the amount of R$423 related to installments for financing of machinery.

On October 15, 2014, the Company paid Banco Itaú R$1,407 related to the portion for Financing of sugarcane.

On October 28, 2014, the Company paid Banco do Nordeste R$7,711 related to the portion for Financing of the Cremaq and Jaborandi Project.

On October 15, 2014, the Company paid Banco Itaú R$360 related to interest for Cremaq Project Financing.

On October, November and December 15, 2014, the Company paid to Banco Itaú the amount of R$335 related to portions for financing of machinery and equipment.

On January 15, 2015, the Company paid Banco Itaú R$368 related to interest of FINEM Financing Itaú for land clearance at Jatobá farm.

On March 30, 2015, the Company paid Banco do Nordeste R$10,215 related to prepayment of a portion of the harvest costing agreement.

In the quarter ended March 31, 2015, the Company paid Banco Itaú and HSBC R$855 related to the portion for financing of machinery and equipment.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective agreements with the governmental development agencies that directly or indirectly grant those loans. There is also a financing in US Dollars which group conditions defined in agreements with local commercial banks. On March 31, 2015 and June 30, 2014 the Company’s financing had no financial covenants, only operational ones.

Changes in loans and financing

	Company	Consolidated
At June 30, 2014	64,824	120,162
Loans raised	50,621	80,662
Payment of principal	(48,435)	(66,183)
Payment of interest	(4,639)	(7,642)
Monetary restatement	3,674	6,959
Foreign Exchange variation	(33)	(33)
At March 31, 2015	66,012	133,925

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 19.

Guarantees

(i) The financing for the cost of crop for the current harvest is guaranteed by the registration mortgage for Chaparral farm. The financing for the land clearance and for Cremaq (Ribeiro Gonçalves – PI) and Jatobá farms from BNB are guaranteed by the deeds of the related farms.

(ii) BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at March 31, 2015 and June 30, 2014 are disclosed in Note 12 (iii) For FINAME contracts, the financed machinery and equipment were provided as collateral.

These are all held as chattel mortgage until the final settlement of contracts.

(iv) FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

(v) HSBC-BNDES financing for the Chaparral farm silo is guaranteed by the mortgage of Chaparral Farm.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

20. Taxes payable

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Service tax (ISS) payable	180	77	197	91
INSS/PIS/COFINS withheld	42	73	44	83
ICMS payable	50	-	50	-
Funrural payable	500	115	550	127
PIS and COFINS payable	-	-	307	664
IRPJ and CSLL payable profit computed as a
percentage of revenue	-	-	5,765	5,527
Other taxes and contributions	74	7	74	9
Total current	846	272	6,987	6,501
IRPJ and CSLL payable profit computed as a
percentage of revenue	-	-	1,933	2,482
Total non current	-	-	1,933	2,482

21. Onerous contracts

The Company records a provision for onerous soybean sales contracts, through the analysis of records of prices established which are lower than the cost value. At March 31, 2015, the Company had no onerous contracts at the balance sheet date. At June 30, 2014 the Company recorded the amount of R$579 at the balance sheet date.

22. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits against current tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company’s financial year for statutory purposes, which ends June 30 of each year.

The breakdown in deferred income and social contribution tax assets and liabilities for the periods ended March 31, 2015 and June 30, 2014 is as follows:

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Assets
Noncurrent assets
Tax losses	36,507	39,745	51,398	54,445
Hedge, contingency, bonus, ADA and fair value	8,779	7,988	11,245	10,324
Onerous contracts	-	197	-	197
Difference in cost of farms	170	170	170	170
	45,456	48,100	62,813	65,136
Liabilities
Noncurrent liabilities
Biological assets	6,786	3,438	4,761	2,889
Hedge	2,333	580	2,333	580
Provision for net book value of PP&E assets	2,116	1,675	2,248	1,782
Accelerated depreciation of assets for rural activity	12,584	14,916	13,823	16,331
	23,819	20,609	23,165	21,582
Net balance	21,637	27,491	39,648	43,554

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

22. Deferred taxes (Continued)

The net changes in deferred income tax are as follows:

	Company	Consolidated
At June 30, 2014	27,491	43,554
Tax loss	(3,238)	(3,047)
Adjustments - biological assets and agricultural
products	(3,348)	(1,872)
Hedge, contingency, ADA and fair value	(962)	(832)
Onerous contracts	(197)	(197)
Accelerated depreciation	1,891	2,042
At March 31, 2015	21,637	39,648

The estimated periods of realization of deferred tax assets are as follows:

		March 31, 2015
	Company	Consolidated
2015	11,245	15,257
2016	6,223	10,567
2017	3,510	10,941
2018	7,420	8,990
2019	8,744	8,744
2020	8,314	8,314
	45,456	62,813

The Company and its subsidiaries opted for the Transition Tax Regime (RTT) in 2014 and 2013. RTT allows a legal entity to eliminate the accounting effects of Law No. 11638/07 and Law No. 11941/09 (basis for the adoption of IFRS), through the Taxable Profit Control Register (LALUR) and auxiliary controls.

On May 13, 2014 Law No. 12973 was enacted, revoking RTT and provides for the taxation of profits accrued abroad by legal entities resident in Brazil among other matters. The rule establishes the adjustments to be carried out in the tax ledger and accounting records for IRPJ and CSLL tax bases. RTT is optional for 2014 and mandatory from 2015.

The Company concluded analysis of the impacts arising from the provisions of the mentioned Law, both on its financial statements and on its internal controls structure. Given that the result of this analysis did not present material tax effects, the Company decided not to adopt the rules and provisions established in the new legislation for 2014 early.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 22.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

23. Capital

a) Capital (number of shares)

		Number of shares
Shareholder	March 31, 2015	June 30, 2014
Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050
Board of Directors	6,840,500	6,840,300
Executive Board	4,100	500
Officers	6,844,600	6,840,800
Treasury	-	195,800
Other	28,231,950	28,235,750
Total shares of paid up capital	58,226,600	58,422,400
Total outstanding shares	28,231,950	28,235,750
Outstanding shares as percentage of total shares(%)	48	48

At March 31, 2015, the Company’s subscribed and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

a) Subscription warrants

On April 28, 2006, the Company issued subscription warrants as follows:

		Second issue
Brasilagro	March 31, 2015	June 30, 2014
Price of share - R$	8.87	9.60
Maturity (years)	28/04/2006	28/04/2006
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end - R$/share	16.36	15.36
Number of outstanding shares	58,227	58,422
Percentage of capital shares subject to conversion (percentage of new capital) - %
	20	20
To be converted for the period (shares)
	14,060	14,606
Number of outstanding subscription warrants	256,000	256,000

The outstanding second issue subscription warrants at March 31, 2015 and June 30, 2014 are 256,000 and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2014 and 2013. The second issue subscription warrants grant their holders the right to subscribe shares issued by the Company, at the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the second issue subscription warrants.

c) Stock option plan

The information on the stock option plan and issuance of new grants are described in Note 27.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

23. Capital (Continued)

d)Equity adjustment

At March 31, 2015, R$ 31,246 was recorded relating to the effects of variation of the foreign exchange rate resulting from the translation of Cresca’s financial statements.

e)Treasury shares

On January 27, 2015, the Company disclosed to the Market through “Material Fact”, the cancellation of 195,800 (one hundred and ninety five thousand and eight hundred) common shares which were in treasury ("Shares") at the amount of R$1,934. The Shares were acquired through the repurchase plan of common shares issued, as approved at the Company’s Board of

Directors meeting held on September 02, 2013. The Company’s capital of R$584,224 remained unchanged due to the cancellation of Shares, but shall be divided by the 58,226,600 (fifty eight million two hundred and twenty six thousand and six hundred) remaining common shares.

24. Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments, as well as making decisions related to the investment of funds. The Company has 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segment’s main activity is the production and sale of the following products: soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information-Continued

March 31, 2015

(In thousands of reais, unless otherwise stated)

24. Segment information – Continued

																				Consolidated
										March 31, 2015								March 31, 2014

					Agricultural activity										Agricultural activity

										Not Allocated										Not Allocated

	Total	Real Estate		Grains		Sugarcane		Other			Total	Real Estate		Grains		Sugarcane		Other

Net revenue	93,250	-	-	50,923	-	38,876	-	3,451	-	-	70,994	-	-	40,439	-	29,851	-	704	-	-

Gain from sale of farm	441	441	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Changes in fair value of
biological assets and	21,542	-	-	15,103	-	6,514	-	(75)	-	-	9,621	-	-	11,303	-	(1,492)	-	(190)	-	-
agricultural products
(Impairment) Reversal
of impairment of net
realizable value of	(1,779)	-	-	(1,777)	-	-	-	(2)	-	-	(1,002)	-	-	(999)	-	-	-	(3)	-	-
agricultural products
after harvest

Cost of sales	(90,886)	-	-	(49,850)	-	(37,378)	-	(3,658)	-	-	(72,259)	-	-	(42,749)	-	(26,102)	-	(3,408)	-	-

Gross profit (loss)	22,568	441		14,399		8,012		(284)		-	7,354	-		7,994		2,257		(2,897)		-
Operating income
(expenses)

Selling expenses	(682)	(59)	-	(765)	-	-	-	142	-	-	(4,835)	(1,410)	-	(2,274)	-	-	-	(1,151)	-	-
General and
administrative expenses	(19,053)	-	-	-	-	-	-	-	-	(19,053)	(20,663)	-	-	-	-	-	-	-	-	(20,663)

Other operating income	(3,732)	-	-	-	-	-	-	-	-	(3,732)	1,152	-	-	-	-	-	-	-	-	1,152

Equity pick up	(4,472)	-	-	-	-	-	-	-	-	(4,472)	1,850	-	-	-	-	-	-	-	-	1,850

Operating income
(expenses)	(5,371)	382		13,634		8,012		(142)		(27,257)	(15,142)	(1,410)		5,720		2,257		(4,048)		(17,661)

Net financial income

Financial income	91,191	4,227	-	6,533	-	-	-	-	-	80,431	31,513	13,318	-	7,027	-	-	-	-	-	11,168

Financial expenses	(61,424)	(7,313)	-	(12,075)	-	-	-	-	-	(42,036)	(29,025)	(10,973)	-	(4,445)	-	-	-	-	-	(13,607)

Income/loss before
taxation	24,396	(2,704)		8,092		8,012		(142)		11,138	(12,654)	935		8,302		2,257		(4,048)		(20,100)

Income and social
contribution taxes	(5,514)	(17)	-	(2,751)	-	(2,724)	-	48	-	(70)	5,845	(318)	-	(2,823)	-	(767)	-	1,376	-	8,377

Net income (loss) for
the period	18,882	(2,721)		5,341		5,288		(94)		11,068	(6,809)	617		5,479		1,490		(2,672)		(11,723)

								March 31, 2015										June 30, 2014

Total assets	867,511	416,407	-	99,329	-	33,854	-	207	-	317,714	828,382	402,555	-	55,939	-	38,625	-	2,288	-	328,975

Total liabilities	233,395	126,992	-	46,588	-	1,580	-	-	-	58,235	244,476	112,805	-	46,901	-	2,985	-	-	-	81,785

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 24.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

25. Revenues

		Company		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Sales of grains	48,039	35,906	53,949	41,892
Sales of sugarcane	40,156	30,864	40,156	30,864
Lease	472	477	1,946	840
Other revenues	2,818	1,028	3,479	1,083
Gross operating revenue	91,485	68,275	99,530	74,679

Sales deductions
Taxes on sales	(4,629)	(3,171)	(6,280)	(3,685)
Net revenue
	86,856	65,104	93,250	70,994

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information-Continued

March 31, 2015

(In thousands of reais, unless otherwise stated)

26. Expenses by nature

				Company			Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	10,475	-	997	11,472	11,009	-	997	12,006
Personnel expenses	3,902	-	11,550	15,452	4,159	-	11,551	15,710
Expenses with service provider	23,870	-	3,021	26,891	25,143	-	3,071	28,214
Lease	6,392	-	531	6,923	912	-	531	1,443
Fair value of agricultural products costs		-	-	38,956	47,360	-	-	47,360
Freight and storage	-	1,405	-	1,405	-	1,458	-	1,458
Allowance for doubtful accounts
	-	(40)	-	(40)	-	(256)	-	(256)
Onerous contracts
	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm
	-	-	-	-	-	59	-	59
Maintenance, travel expenses and other
		-	1,866	4,035	2,303	-	2,903	5,206
								-
At March 31, 2015	85,764	786	17,965	104,515	90,886	682	19,053	110,621
Depreciation and amortization	9,837	-	819	10,656	10,831	-	819	11,650
Personnel expenses	2,380	-	12,325	14,705	2,686	-	12,390	15,076
Expenses with service provider	16,390	-	3,399	19,789	17,991	-	3,554	21,545
Lease	5,994	-	547	6,541	2,137	982	547	3,666
Fair value of cost of agricultural products	29.594	-	-	29,594	35,329	-	-	35,329
Freight and storage	-	1,824	-	1,824	-	1,930	-	1,930
Allowance for doubtful accounts
	-	360	-	360	-	513	-	513
Sale of farm
	-	-	-	-	-	1,410	-	1,410
Maintenance, travel expenses and other
	3.227	-	2,632	5,859	3,285	-	3,353	6,638
At March 31, 2014	67,422	2,184	19,722	89,328	72,259	4,835	20,663	97,757

In the period ended March 31, 2015, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2014, Note 26.

27. Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

		Consolidated
	March 31, 2015	March 31, 2014
Board of directors and executive board compensation	2,387	2,676
Bonus	971	1,443
Global compensation	3,358	4,119
Grant of shares	82	572
	3,440	4,691

The overall compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2015 at the amount of R$ 9,500, was approved at the Annual General Meeting held on October 27, 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

27. Management compensation (Continued)

The table below presents the information on the stock option program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance
	8/11/2010	7/3/2012	9/4/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	8.68	8.68	8.68
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	233,689	206,425	206,425
Number of options to be exercised	233,689	206,425	206,425
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

28. Other operating income (expenses)

		Company		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Gain/loss on sale of PP&E (a)	(1,042)	150	(1,054)	147
Provisions for judicial claims (b)	(560)	1,243	(588)	1,840
Horizontina Farm (c)	-	-	(1,240)	(600)
Other	(214)	304	(850)	(235)
Other operating income (expenses)	(1,816)	1,697	(3,732)	1,152

(a) Dissolution of partnership agreement São Francisco/Regalito and partial write-off related to the sale of 24,000 hectares on the rights and use of land agreement in Cresca S.A.

(b) Reversal of provision on environmental contingencies at March 31, 2014 due to change in the classification of the lawsuit as a possible loss.

(c) Payment related to judicial proceedings concerning hereditary succession on behalf of Horizontina Farm (Note 32).

29. Financial income (expenses)

			Company		Consolidated

	Notes	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Financial income
Short-term investment income		12,414	12,651	6,506	7,778
Interest receivable		3,286	1,640	3,608	1,668
Foreign exchange variation-revenue		14,263	4,847	14,461	5,167
Realization of fair value from remeasurement of receivables from sale of farms
and machinery -revenue		1,200	524	35,977	13,296
Gains (loss) from derivative transactions	7	2,121	1,232	10,556	1,232
Unearned income (loss) from derivative transactions	7	20,083	2,372	20,083	2,372
		53,367	23,266	91,191	31,513
Financial expenses
Short-term investment expenses		(4,951)	(9,347)	(13)	(183)
Bank charges		(1,207)	(254)	(1,467)	(576)
Interest payable		(7,122)	(5,891)	(10,543)	(8,063)
Monetary variations - expense		-	(8)	(2,138)	(1,644)
Foreign exchange variations - expense		(6,719)	(4,060)	(6,794)	(4,531)
Fair value of receivables from sale of farms and machinery- expense		(90)	(497)	(19,779)	(7,505)
Gain (loss) from derivative transactions	7	(841)	(664)	(5,764)	(1,598)
Unearned income (loss) from derivative transactions	7	(14,926)	(4,925)	(14,926)	(4,925)
		(35,856)	(25,646)	(61,424)	(29,025)
Financial expenses

		17,511	(2,380)	29,767	2,488

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

30. Income and social contribution taxes

		Company		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Income (loss) before income and social contribution
taxes	24,736	(10,794)	24,396	(12,654)
Combined nominal rate of income and social
contribution taxes - %	34%	34%	34%	34%
	(8,410)	3,670	(8,295)	4,302
Equity pickup/loss on investments	3,093	1,382	(1,520)	629
Management bonus	(330)	(491)	(330)	(491)
Net effect of subsidiaries under taxable income as
percentage of gross profit(*)	-	-	4,843	2,022
Other permanent additions	(207)	(576)	(212)	(617)

IRPJ and CSLL in P&L for the year	(5,854)	3,985	(5,514)	5,845

Current	-	-	(1,608)	(1,270)
Deferred	(5,854)	3,985	(3,906)	7,115

	(5,854)	3,985	(5,514)	5,845
Effective rate	-24%	-37%	-23%	-46%

(*) For some of our subsidiaries, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified basis to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at rate a lower rate than if taxable profit were based on accounting records.

31. Earnings (loss) per share

		Consolidated
	March 31, 2015	March 31, 2014
Profit (loss) attributed to controlling shareholders	18,882	(6,809)
Weighted average number of common shares issued	58,227	58,422
Dilutive effect - shares	18	43
Weighted average number of common shares issued adjusted by
the dilution effect	58,244	58,465
Basic earnings (loss) per share	0.32	(0.12)
Diluted earnings (loss) per share	0.32	(0.12)

a) Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to Company shareholders, by the weighted average number of common shares issued during the year.

b) Diluted

Diluted earnings are calculated by dividing the net profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year plus the weighted average of the number of shares which would be issued upon the conversion of all the potential shares dilutable into shares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims

The Company and its subsidiaries are parties to civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits is estimated and restated by management, supported by the opinion of the Company's legal counsel legal counsel.

Probable risks

At March 31, 2015, the Company recorded a provision of R$4,181 (R$3,573 at June 30, 2014) in Consolidated, related to legal and administrative proceedings where the likelihood of risk of loss was considered as probable, as summarized below:

				Company			Consolidated
	Labor	Tax	Civil	Total	Labor	Tax	Civil	Total
At June 30, 2014	489	2,388	603	3,480	582	2,388	603	3,573
Additions	125	2,093	-	2,218	143	2,093	1,240	3,476
Monetary restatement	31	822	-	853	41	822	-	863
Reversal/Payments	(304)	(2,184)	(3)	(2,491)	(304)	(2,184)	(1,243)	(3,731)
At March 31, 2015	341	3,119	600	4,060	462	3,119	600	4,181

(a) Labor claims

At March 31, 2015, the Company, supported by the opinion of its legal counsel legal counsel, recorded provision for labor claims at the amount of R$462, related to claims filed by former employees and third parties. In most of the cases, the Company’s and its subsidiaries’ responsibility is subsidiary, since possible rights between outsourced companies and their former employees are being challenged.

(b) Tax suits

At March 31, 2015, the Company recorded provision for tax suits at the amount of R$3,119. The amount of R$2,924 refers, mainly, to the alleged levy of social contribution taxes on the payments to the Company’s foreign Board members, and the balance of R$195 refers to administrative tax procedures being challenged, particularly in matters related to the levy of ICMS on operations at Araucária Farm, State of Goiás. In March 2015 the company judged three of the five processes challenged by the State of Goias Finance Department as well-founded and found for payment. The contingency set up for these cases was reverted at this date.

( c) Civil suits

At March 31, 2015, the Company recorded provision for civil contingency at the amount of R$600 related to fine due for alleged noncompliance with contractual obligation assumed by the Company in the rural leasing agreement executed in 2012 involving Horizontina Farm.

In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in progress at the Court of the Judicial District of Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation assumed of clearing, cleaning and preparing the area

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims (Continued) Probable risks (Continued)

( c) Civil suits (Continued)

The Company deemed it adequate to set up a provision for the amount due the possibility of legal proceedings since the obligation of land clearance, assumed by the Company under the Agreement, will possibly be challenged in courts by the Purchaser.

In March 2013, the Company is defendant in judicial suit filed by alleged owner of hereditary succession on behalf of Horizontina Farm, alleging hereditary succession in relation to 900 hectares of the property, claiming the block of registrations 1,744 and 1,745. Based on the facts presented by the former owner as well as on the analysis of the suit by the legal counsel, specialists in landholding legislation, the Company classified the contingent liability as remote likelihood of loss, from the beginning of the suit up to September 30, 2014.

Considering the cost versus benefit analysis of maintaining the suit in progress, the Company opted for paying R$1,250 to the plaintiffs of the suit and from this amount, R$ 1,000 was addressed to the plaintiff and R$ 250 to its legal counsel. On payment, the plaintiff withdrew the complaint, the contingent liability was written-off and the Company recorded the payment under other operating expenses.

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its legal counsel. The contingencies are as follows:

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Civil (a)	12,717	12,080	12,717	12,080
Tax (b)	9,116	8,517	9,116	8,517
Labor ( c)	679	673	679	1,125
Environmental (d)	3,735	3,468	3,735	3,468
	26,247	24,738	26,247	25,190

(a) Civil

At March 31, 2015, the Company has civil claims at the amount of R$12,717 (R$12,080 at June 30, 2014) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence aiming at legal approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area at Nova Horizontina farm, (iv) indemnity for pain and suffering and property damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm,

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

     32. Provision for legal claims (Continued)

Possible risks –Continued

(a) Civil (Continued)

due to challenge by the seller of the validity of his representation in the property deed; and (vi) indemnity for property, pain and suffering and esthetical damage cumulated with request for life annuity due to the accident occurred with the employee of a Company’s service provider at

Cremaq Farm.

(b)Tax

On March 31, 2015, the Company has legal and administrative tax proceedings at the amount of R$9,116 (R$8,517 at June 30, 2014) which refers mainly to lawsuits related to (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carry forward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) annulment action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice aiming at the collection of ICMS tax credits, at the amount of R$191, based on the understanding that the Company did not reverse ICMS credits, arising from the bookkeeping allegedly undue of credits related to the acquisition of fixed assets, since it did not provide the CIAP book model "C", related to the period from January 1 to December 31, 2012; (vi) tax delinquency notice for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

( c)Labor

On March 31, 2015, the Company has labor claims at the amount of R$ 679 (R$ 1,125 at June 30, 2014) filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

.

(c) Environmental

On March 31, 2015, the Company has environmental suits at the amount of R$3,735 (R$ 3,468 at June 30, 2014), related to annulment action proposed before the Federal Court of Goiânia, State of Goiás, seeking the annulment of a tax notice for alleged degradation of permanent preservation area at São Pedro Farm.

On October 15, 2013, the Company made the judicial deposit at the amount of R$3,056 corresponding to the amount of the fine applied, on November 04, 2014, the Company made a judicial deposit at the amount of R$ 1,030, corresponding to supplementary amount to the fine applied.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

33. Commitments

a) Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

At March 31, 2015 there are commitments signed for 89,000 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At March 31, 2015, there are commitments signed for 5,797 tons of corn.

b) Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is party to two contracts for the exclusive supply to ETH Bioenergia of the totality of sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second, to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or (CONSECANA), for the year ended March 31, 2015, sales of sugarcane production to ETH Bioenergia were of R$38.9 million , representing 42% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production over the long term.

Consolidated
March 31, 2015	March 31, 2014
40,156	29,851
Gross billing exclusive supply of sugarcane to the company ETH

The table above shows the amounts corresponding to 588,432 tons of sugarcane delivered in the current year up to March 31, 2015 and 435,660 tons of sugarcane delivered up to March 31, 2014. The price of sugarcane ton delivered was calculated based on Total Recoverable Sugar (ATR) assessed at the sales date There is a future balance of sugarcane to be delivered, whose estimates of quantity and amounts are difficult to be establish considering the scenarios of market value and crop productivity oscillation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

33. Commitments – Continued

c) Lease agreement Partnership (II)

		Consolidated
	March 31, 2015	June 30, 2014
Lease agreement	2,995	294

On October 11,2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating leasing. The payment will always be in cash (soybean grains), to be deposited until June 30 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: the productivity and the area effectively planted. According to this agreement, the minimum quantity to be paid in the long term would correspond to 598,976 bags, of which 59,898 bags of soybean in up to one year, 299,488 bags of soybean from one to five years and 239,590 bags of soybean with more than five years up to the end of the agreement .

c) Lease agreement Jatobá Farm

		Consolidated
	March 31, 2015	March 31, 2014
Lease revenue	1,440	0

On November 07, 2014 the Company executed a sub-lease contract for third parties related to an area of 6,746.55 hectares owned by Jatobá farm, located in the municipality of Jaborandi, state of Bahia. This agreement shall be effective as from the date of its execution and its termination is established for September 30, 2015, when the mentioned area may be returned to Brasilagro or acquired by the sub-lessee, on account of the purchase of land option included in the contract. The amount of R$3.2 million, related to the sub-lease was received in advance. This lease contract complies with the definition of an operating lease.

The agreement also contemplates the purchase option of another 2 (two) areas owned by Jatobá farm, one of them totaling 6,984.04 hectares and the other 17,875.74 hectares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

34. Transactions with related parties

The major related-party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

		Company		Consolidated
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
Current assets
Accounts receivable- rentals and
sharing (a)	-	345	-	-
Dividends receivable (b)	1,816	18,101	-	-
Cresud (c)	964	723	857	723
	2,780	19,169	857	723
Noncurrent assets
Cresca (d)	39,053	26,068	39,053	26,068
Current liabilities - trade accounts
payable
Leasing payable (e)	17,872	11,435	-	-
Cresud (c)	465	218	465	218
Cresca acquisition– Cactus(f)	-	33,019	-	33,019
Loans (g)	8	2,261	-	-
	18,345	46,933	465	33,237

		Company		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Income statement
Lease
Imobiliária Cremaq (e)	(2,336)	(1,010)	-	-
Imobiliária Araucária (e)	(1,692)	(1,694)	-	-
Imobiliária Cajueiro (e)	(1,515)	(1,427)	-	-
Imobiliária Mogno (e)	(1,166)	(1,088)	-	-
Imobiliária Ceibo (e)	-	-	-	-
	(6,709)	(5,219)	-	-
Sharing
Jaborandi Ltda (a)	19	56	-	-
Jaborandi S/A (a)	487	9	-	-
Imobiliária Cremaq (a)	40	9	-	-
Imobiliária Engenho (a)	-	9	-	-
Imobiliária Araucária (a)	40	9	-	-
Imobiliária Mogno (a)	40	9	-	-
Imobiliária Cajueiro (a)	40	9	-	-
Imobiliária Ceibo (a)	-	9	-	-
Imobiliária Flamboyant (a)	3	9	-	-
	669	128	-	-
Cresud (f)	(2,383)	84	(2,383)	84
Futures and options	(112)	246	(112)	246
	(8,535)	(4,762)	(2,495)	329

(a)Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for those services; (b) Dividends receivable from real estate agency Cremaq; (c) Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses; (d) Accounts receivable from Cresca for assumption of financing from the company Helmir – R$21,807, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12% p.a.; and loan receivable from Cresca granted on 12/23/2013 at the amount of R$ 4,334, with interest of 12% p.a. and undetermined maturity.

(e) Leases - The real estate agencies have leasing agreements with the Company, using the quoted price of soybean as assumption for restatement;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

March 31, 2015

(In thousands of reais, unless otherwise stated)

34.Transactions with related parties (Continued)

     (f) Financing payable to Cresud – R$ 18,037, discounted at present value, maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a; Acquisition of 50% interest in joint venture payable to Cresca – R$ 10,663 discounted at present value, maturity at 12/12/2014, restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.; and (g) Loan between Brasilagro and Imobiliárias

35. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for employees working at the farms, (ii) insurance for vehicles and machinery, (iii) Life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover adventitious risks over its assets and/or responsibilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, and concluded that there is no need for other types of insurance due to low chances of occurrence of risks.

Below is the table of the liabilities covered by insurance and the related amounts at March 31, 2015:

Coverage
Insurance type	thousands - R$
Vehicles	1,863
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	6,378
Fire/lightning/explosion/electrical damage (office)	500
43,741

Given their nature, the assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been audited by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November [12], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer